COMMENTS RECEIVED ON JULY 7, 2017

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Series Canada Fund

POST-EFFECTIVE AMENDMENT NO. 163

C:

The Staff requests that we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy. The Staff also requests we add small and mid-cap risks if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐‐“Stock Market Volatility.”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 35% of total assets in any industry that accounts for more than 20% of the Canadian market.”

C:

The Staff would like us to clarify that the underlined information is defined by the MSCI Canada Index.

R:

The fund includes the following disclosure under “Principal Investment Strategies” in the “Investment Details” section.

“The Adviser may invest up to 35% of the fund's total assets in any industry that accounts for more than 20% of the Canadian market as a whole, as represented by an index determined by the Adviser to be an appropriate measure of the Canadian market, currently the MSCI Canada Index.”

Accordingly, we do not believe additional clarification is needed.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose if MSCI Canada Index is currently concentrated in an industry and, if so, disclose the industry in which it is currently concentrated.

R:

The fund’s underlying index is not currently concentrated in an industry.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Since the fund’s concentration is driven by the index, will the fund need a shareholder vote to change the index? If no, the please give the reason why.

R:

 Shareholder approval is not required to change the index determined by FMR to be an appropriate measure of the local market indicated by the fund’s name. Fidelity had numerous discussions with the SEC Staff in 1999 before this form of fundamental concentration policy was implemented for any of the Fidelity funds.  We have previously discussed with the Staff that the Fidelity funds’ benchmark indexes are not a part of their fundamental policies. We explained our concern about naming an index in part of a fundamental policy when at any time an index provider may discontinue the index, stop publishing it, or change the composition of the index. We were advised orally that inclusion of the index name in the fundamental policy was not required; instead it was only one factor in determining if Section 8(b) was satisfied.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration in Canada. Because the fund concentrates its investments in Canada, the fund's performance is expected to be closely tied to social, political, and economic conditions within Canada and to be more volatile than the performance of more geographically diversified funds. In addition, because the fund may invest a significant percentage of assets in certain industries, the fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, currency, or regulatory developments.”

C:

The Staff requests that we provide specific risk of investing in Canada.

R:

The disclosure at issue summarizes the risks potentially faced by a fund that concentrates its investments in a particular country or region, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to Canada is appropriately located in the “Investment Details” section under the heading, “Special Considerations regarding Canada.”

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we state whether the fund is expected to have industry exposure that constitutes a principal investment risk.

R:

The fund’s principal investment risks, including potential industry exposure, are described in the “Principal Investment Risks” section of its prospectus.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we clarify if these are additional principal investment strategies or if they are non-principal investment strategies.

R:

These are non-principal investment strategies that may be employed in addition to the fund’s principal investment strategies, as disclosed in the prospectus.

“Investment Policies and Limitations” (SAI)

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Canadian market as a whole, as measured by an index determined by Fidelity Management & Research Company (FMR) to be an appropriate measure of the Canadian market.”

C:

The Staff requests that we revise the concentration policy to be more specific and clarify that the fund may only concentrate in an industry if it represents 20% of an index and that it can’t invest more than 35% of its asset in that industry.

R:

We believe the fund’s concentration policy is appropriately disclosed.  Additional disclosure relating to the policy is contained in the “Principal Investment Strategies” sections under both the “Fund Summary” and “Investment Details” sections.

“Investment Policies and Limitations” (SAI)

“For purposes of the fund's concentration limitation discussed above, FMR may analyze the characteristics of a particular issuer and security and assign an industry or sector classification consistent with those characteristics in the event that the third-party classification provider used by FMR does not assign a classification.”

C:

The Staff also asked that we explain how this policy is consistent with the Investment Company Act of 1940 (1940 Act) as evidenced by the First Australia no--action letter.

R:

As described above, Fidelity had numerous discussions with the SEC Staff in 1999 before this form of fundamental concentration policy was implemented for any of the Fidelity funds. The Fidelity form of policy differs from the policy at issue in the First Australia no-action letter in one respect: the Fidelity funds do not name a benchmark index as part of the fundamental policy. We have previously discussed with the Staff that the Fidelity funds’ benchmark indexes are not a part of their fundamental policies and we were advised by the Staff that inclusion of the index name in the fundamental policy was not required.  As a result of those conversations with the Staff, we are comfortable that the fund’s concentration policy nevertheless is consistent with Section 8(b) (1) of the 1940 Act. Currently, the fund uses a cap-weighted index designed by its provider to reflect the performance of the local equity market, and FMR believes the index is an appropriate measure of the fund’s local markets based on index characteristics including the percentage of the total market capitalization covered, economic sector and industry representation, and the securities that make up the index. FMR could use a different index or additional indexes to represent the local market indicated by the fund’s name in the future, but only if those indexes were determined to be appropriate based on the characteristics of the applicable index.

FOLLOW-UP COMMENTS RECEIVED ON AUGUST 1, 2017

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Series Canada Fund

POST-EFFECTIVE AMENDMENT NO. 163

“Investment Policies and Limitations” (SAI)

“For purposes of the fund's concentration limitation discussed above, FMR may analyze the characteristics of a particular issuer and security and assign an industry or sector classification consistent with those characteristics in the event that the third-party classification provider used by FMR does not assign a classification.”

C:

The Staff requests we explain how this policy is consistent with the First Australia no-action letter.

R:

The fund will use the industry classification of the index for purposes of its concentration policy; however, if a particular issuer has not been assigned an industry classification, FMR may assign one.